Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
February 23, 2010
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009 and
Underlying Supplement No. 1 dated January 8, 2010)

HSBC USA Inc.

Bearish Accelerated Market Participation Securities™ ("AMPS")

▸ This Pricing Supplement relates to:

- $587,000 Bearish AMPS™ linked to the S&P 500® Index ("SPX")

▸ 13-month maturity

▸ Potential gain of 3x any negative return in the SPX, up to a maximum return

▸ 1x loss on any positive return in the SPX

The Bearish Accelerated Market Participation Securities™ ("AMPS" or, each a "security") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.

The AMPS will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement and page US-1 of the accompanying underlying supplement no. 1.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security / total	$1,000 / $587,000	$4.33 / $2,541.71	$995.67 / $584,458.29

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

HSBC ◆

HSBC USA Inc.
$587,000 Bearish Accelerated Market Participation Securities™ (AMPS)

The offering of securities will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and underlying supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or underlying supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is positive, lose up to 100% of your principal.**

This pricing supplement relates to an offering of securities linked to the performance of the S&P 500® Index (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offerings of securities:

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)[†]
Principal amount:	$1,000 per security

Reference Asset	Ticker	Downside Participation Rate	Maximum Cap	CUSIP/ISIN	Underwriting discounts and commissions per security/total[1]	Proceeds to HSBC USA Inc. per security/total[2]
The S&P 500® Index	SPX	300%	12.50%	4042K0P90 / US4042K0P908	$4.33 / $2,541.71	$995.67 / $584,458.29

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

[2] The proceeds to us will depend on the underwriting discounts and commissions and the additional fees we will pay.

Trade Date:	February 23, 2010
Pricing Date:	February 23, 2010
Original Issue Date:	February 26, 2010
Final Valuation Date:	March 23, 2011. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be March 28, 2011. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.

Final Settlement Value:

If the Reference Return is less than or equal to zero, you will receive a cash payment on the maturity date, per $1,000 principal amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × the absolute value of the Reference Return × Downside Participation Rate)

(b) $1,000 + ($1,000 × Maximum Cap)

Under these circumstances, you will gain 3% on your investment in the securities for each 1% that the Reference Return is below zero, subject to the Maximum Cap. *You should be aware that you will only receive a positive return on your securities if the Final Value has declined from the Initial Value. In such case, the Reference Return will be* _negative_.

If the Reference Return is greater than zero, you will receive a cash payment on the maturity date, per $1,000 principal amount of securities, calculated as follows:

$1,000 – ($1,000 × Reference Return)

Under these circumstances, you will lose 1% of the principal amount of your securities for each percentage point that the Reference Return is above zero. *You should be aware that if the Reference Return is _greater_ than zero, you may lose up to 100% of your investment. In no instance, however, will the Final Settlement Value be less than zero.*

Reference Return:

The quotient, expressed as a percentage, calculated as follows:

Final Value – Initial Value
        Initial Value

provided, however, that the Reference Return will never exceed 100%. If this calculation results in a Reference Return greater than 100%, the calculation agent will set the Reference Return to 100%.

Initial Value:	1,094.60, which was the Official Closing Value of the Reference Asset on the Pricing Date.
Final Value:	The Official Closing Value of the Reference Asset on the Final Valuation Date.
Official Closing Value:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "SPX<Index>", or on any successor page on Bloomberg Professional® service or any successor service, as applicable.
Form of securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

GENERAL

This pricing supplement relates to one security offering linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the underlying supplement no. 1 dated January 8, 2010. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or underlying supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-3 of the prospectus supplement and page US1-1 of underlying supplement no. 1, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and underlying supplement no. 1) with the US Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and underlying supplement no. 1 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The underlying supplement no. 1 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410001030/v170879_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

Payment at Maturity

On the maturity date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is less than or equal to zero, you will receive a cash payment on the maturity date, per $1,000 principal amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × the absolute value of the Reference Return × Downside Participation Rate)

(b) $1,000 + ($1,000 × Maximum Cap)

Under these circumstances, you will gain 3% on your investment in the securities for each 1% that the Reference Return is below zero, subject to the Maximum Cap. ***You should be aware that you will only receive a positive return on your securities if the Final Value has declined from the Initial Value. In such case, the Reference Return will be <u>negative</u>.***

If the Reference Return is greater than zero, you will receive a cash payment on the maturity date, per $1,000 principal amount of securities, calculated as follows:

$1,000 – ($1,000 × Reference Return)

Under these circumstances, you will lose 1% of the principal amount of your securities for each percentage point that the Reference Return is above zero. *You should be aware that if the Reference Return is <u>greater</u> than zero, you may lose up to 100% of your investment. In no instance, however, will the Final Settlement Value be less than zero.*

Interest
The securities will not pay periodic interest.

Calculation Agent
We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee
Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor

Standard and Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▸ You seek an investment with an enhanced return linked to the potential negative performance of the Reference Asset and you believe the value of the Reference Asset will decrease over the term of the securities.

▸ You are willing to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity.

▸ You are willing to make an investment that is exposed to loss of 1% of your Principal Amount for each percentage point that the Reference Return is greater than zero.

▸ You are willing to forego dividends or other distributions paid to holders of stocks comprising the Reference Asset.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

▸ You believe the Reference Return will be positive on the Final Valuation Date or that the Reference Return will not be sufficiently negative to provide you with your desired return.

▸ You are unwilling to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity.

▸ You are unwilling to make an investment that is exposed to loss of 1% of your Principal Amount for each percentage point that the Reference Return is greater than zero.

▸ You seek an investment that provides some level of principal protection.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on any stocks comprising the Reference Asset.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset or the Reference Asset itself, as applicable. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed to any increase in the Final Value from the Initial Value. Accordingly, if the Reference Return is greater than zero, your payment at maturity will be less than the principal amount of your securities. You may lose up to 100% of your investment at maturity if the Reference Return is positive.

Your return on the securities is limited by the Maximum Cap.

You will not participate in any decrease in the value of the Reference Asset (as magnified by the Downside Participation Rate) beyond the Maximum Cap of 12.50%. You will not receive a return on the securities greater than the Maximum Cap.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive periodic interest payments.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the value of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the value of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of its Reference Asset. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities.

The securities will yield a return only if the Reference Return is negative.

The securities will yield a return only if the Final Value is less than the Initial Value (a negative Reference Return) on the Final Valuation Date. Your return on the securities will increase the more the Reference Return decreases, but will be capped at the Maximum Cap. You will not directly participate in any appreciation of the Reference Asset, and any decreases in the level of the Reference Asset will adversely affect your return on, and market value of, the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the payment at maturity described in this pricing supplement is based on the full principal amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Value. We cannot predict the Final Value of the Reference Asset on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the securities**.** With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the payment at maturity on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount security to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Initial Value: 1,094.60

▶ Downside Participation Rate: 300%

▶ Maximum Cap: 12.50%

Hypothetical Final Value	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Security
2,189.20	100.000%	$0.00	-100.00%
1,970.28	80.000%	$200.00	-80.00%
1,751.36	60.000%	$400.00	-60.00%
1,532.44	40.000%	$600.00	-40.00%
1,313.52	20.000%	$800.00	-20.00%
1,258.79	15.000%	$850.00	-15.00%
1,204.06	10.000%	$900.00	-10.00%
1,149.33	5.000%	$950.00	-5.00%
1,116.49	2.000%	$980.00	-2.00%
1,105.55	1.000%	$990.00	-1.00%
1,094.60	**0.000%**	**$1,000.00**	**0.00%**
1,083.65	-1.000%	$1,030.00	3.00%
1,072.71	-2.000%	$1,060.00	6.00%
1,048.99	-4.167%	$1,125.00	12.50%
1,039.87	-5.000%	$1,125.00	12.50%
985.14	-10.000%	$1,125.00	12.50%
930.41	-15.000%	$1,125.00	12.50%
875.68	-20.000%	$1,125.00	12.50%
656.76	-40.000%	$1,125.00	12.50%
437.84	-60.000%	$1,125.00	12.50%
218.92	-80.000%	$1,125.00	12.50%
0.00	-100.000%	$1,125.00	12.50%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The level of the Reference Asset decreases from the Initial Value of 1,094.60 to a Final Value of 1,072.71.

Initial Value:	1,094.60
Final Value	1,072.71
Reference Return:	-2.00%
Final Settlement Value:	**$1,060.00**

Because the Reference Return is negative, and the absolute value of such Reference Return multiplied by the Downside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,060.00 per $1,000 principal amount of securities calculated as follows:

$1,000 + ($1,000 × absolute value of Reference Return × Downside Participation Rate)

= $1,000 + ($1,000 × 2.00% × 300%)

= $1,060.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the absolute value of the Reference Return multiplied by 300% when such Reference Return is negative and if such amount is less than or equal to the Maximum Cap.

Example 2: The level of the Reference Asset decreases from the Initial Value of 1,094.60 to a Final Value of 1,039.87.

Initial Value:	1,094.60
Final Value	1,039.87
Reference Return:	-5.00%
Final Settlement Value:	**$1,125.00**

Because the Reference Return is negative, and the absolute value of such Reference Return multiplied by the Downside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,125.00 per $1,000 principal amount of securities, the maximum payment on the securities, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 12.50%)

= $1,125.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is negative and if the absolute value of such Reference Return multiplied by 300% exceeds the Maximum Cap.

Example 3: The level of the Reference Asset increases from the Initial Value of 1,094.60 to a Final Value of 1,313.52.

Initial Value:	1,094.60
Final Value	1,313.52
Reference Return:	20.00%
Final Settlement Value:	**$800.00**

Because the Reference Return is positive, the Final Settlement Value would be $800.00 per $1,000 principal amount of securities calculated as follows:

$1,000 – ($1,000 × Reference Return)

= $1,000 – ($1,000 × 20.00%)

= $800.00

Example 3 shows that you are exposed to a 1% loss to your principal amount for each percentage point that the Reference Return is greater than zero. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

INFORMATION RELATING TO THE SECURITIES LINKED TO THE S&P 500® INDEX ("SPX")

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

For more information about the SPX, see "The S&P 500® Index" on page US1-4 of the accompanying underlying supplement no. 1.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the monthly historical closing levels from January 31, 2005 through February 23, 2010. The closing level for the SPX on February 23, 2010 was 1,094.60. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the SPX closing level on the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. will offer the securities at the offering price set forth on the cover page of this term sheet and will receive underwriting discounts and commissions of between 0.00% and 0.43332%, or between $0.00 and $4.33, per $1,000 principal amount of securities. HSBC Securities (USA) Inc. may re-allow up to the full amount of the selling concession per $1,000 principal amount of securities on sales of such securities by other brokers or dealers and may pay referral fees to other broker-dealers of up to 0.43332%, or $4.33, per $1,000 principal amount of securities.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as an executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described in the accompanying prospectus supplement, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat a security as an executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Pricing Supplement

General	PS-4
Investor Suitability	PS-5
Risk Factors	PS-6
Illustrative Examples	PS-8
Information Relating to the Securities Linked to the S&P 500® Index	PS-10
Supplemental Plan of Distribution (Conflicts of Interest)	PS-10
Certain U.S. Federal Income Tax Considerations	PS-10

Underlying Supplement No. 1

Risk Factors	US1-1
The S&P 500® Index	US1-4
The Russell 2000® Index	US1-6
The Dow Jones Industrial Average℠	US1-9
The Hang Seng China Enterprises Index®	US1-11
The Hang Seng® Index	US1-13
The Korea Stock Price Index 200	US1-15
The MSCI Singapore Index℠	US1-18
The MSCI Taiwan Index℠	US1-22
The Dow Jones EURO STOXX 50® Index	US1-26
The PHLX Housing Sector℠ Index	US1-29
The TOPIX® Index	US1-33
The NASDAQ-100 Index®	US1-36
S&P BRIC 40 Index	US1-40
The Nikkei 225 Index	US1-43
The FTSE™ 100 Index	US1-45
The MSCI EAFE® Index	US1-47
The MSCI Emerging Markets Index	US1-52
Other Components	US1-57
Additional Terms of the Notes	US1-57
	US2-56
	PS-25

Prospectus Supplement

Risk Factors	S-3
Pricing Supplement	S-16
Description of Notes	S-16
Sponsors or Issuers and Reference Asset	S-37
Use of Proceeds and Hedging	S-37
Certain ERISA	S-38
Certain U.S. Federal Income Tax Considerations	S-39
Supplemental Plan of Distribution	S-52

Prospectus

About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59

You should only rely on the information contained in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$587,000 Bearish Accelerated Market Participation Securities Linked to the S&P 500® Index

February 23, 2010

PRICING SUPPLEMENT